Exhibit 99.1

Independent Auditors’ Report

To the Shareholders of The Bank of Nova Scotia

Opinion

We have audited the consolidated financial statements of The Bank of Nova Scotia (the Bank), which comprise:

•	the consolidated statements of financial position as at October 31, 2019 and October 31, 2018;
•	the consolidated statements of income for each of the years in the three-year period ended October 31, 2019;
•	the consolidated statements of comprehensive income for each of the years in the three-year period ended October 31, 2019;
•	the consolidated statements of changes in equity for each of the years in the three-year period ended October 31, 2019;
•	the consolidated statements of cash flows for each of the years in the three-year period ended October 31, 2019;
•	and notes to the consolidated financial statements, including a summary of significant accounting policies

(hereinafter referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at October 31, 2019 and October 31, 2018, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2019 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements” section of our auditors’ report.

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2019. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matters for the consolidated financial statements are set out on the pages that follow.

(i)	Assessment of Allowance for Credit Losses on Financial Assets (ACL)

Refer to Notes 3 and 13 to the consolidated financial statements.

The Bank’s ACL was $5,077 million as at October 31, 2019. The Bank applies a three-stage approach to measure the ACL, using an expected credit loss (ECL) approach as required under IFRS 9 Financial Instruments. The estimation of the ACL involves the use of complex models and incorporates inputs, assumptions and techniques that involve significant management judgment. The ACL reflects a probability-weighted outcome that considers multiple economic scenarios based on the Bank’s view of forecast economic conditions, and is determined as a function of the Bank’s assessment of the probability of default (PD), loss given default (LGD) and exposure at default (EAD) associated with the financial asset. When the Bank determines that there has been a significant increase in credit risk subsequent to origination or where the financial asset is in default, lifetime ACL is recorded; otherwise, ACL equal to 12 month expected credit losses is recorded. Qualitative adjustments or overlays may also be recorded by the Bank using expert credit judgment where the inputs, assumptions and/or modelling techniques do not capture all relevant risk factors.

We identified the assessment of the ACL as a key audit matter. There is a high degree of measurement uncertainty associated with the ACL as a result of the judgments relating to the inputs, assumptions, adjustments and techniques and complex models involved, as described above. Assessing the ACL required significant auditor attention and complex auditor judgment, involving our credit risk, economics, and information technology specialists, as well as knowledge and experience in the industry.

The primary procedures we performed to address this key audit matter included the following. With the involvement of our credit risk, economics, and information technology professionals with specialized skills, industry knowledge and relevant experience, we tested certain internal controls over the Bank’s ACL process. These included controls related to: (1) validation of the models that determine PD, LGD and EAD; (2) the Bank’s monitoring over the determination of the ACL; (3) information technology controls over the data inputs into the ACL models and the ACL calculation; (4) the assessment to identify whether there has been a significant increase in credit risk; (5) the review of the macroeconomic variables and probability weighting of scenarios used in the ACL models; and (6) the assessment of qualitative adjustments. Additionally for non-retail loans, we tested the controls related to loan reviews, including the determination of loan risk grades and write-offs. We involved credit risk, economics, and information technology professionals with specialized skills, industry knowledge and relevant experience who assisted in: (1) evaluating the methodology and key inputs used in determining PD, LGD and EAD parameters produced by the models; (2) evaluating macroeconomic variables and probability weighting of scenarios used in the ACL models, including consideration of alternative inputs for certain variables; (3) recalculating a sample of ECL models and related inputs; and (4) assessing the qualitative adjustments applied to the ACL. Additionally for a sample of non-retail loans, we evaluated the Bank’s assigned credit risk ratings to loans against the Bank’s borrower risk rating scale, and the Bank’s judgment on whether there was a significant increase in credit risk, and the related ACL.

(ii)	Assessment of the Measurement of Fair Value of Certain Difficult-to-value Financial Instruments

Refer to Notes 3 and 7 to the consolidated financial statements.

The Bank measures $229,830 million of financial assets and $83,005 million of financial liabilities as at October 31, 2019 at fair value on a recurring basis. Included in these amounts are certain difficult-to-value financial instruments for which the Bank determines fair value using internal models and third party pricing that use significant unobservable inputs. Unobservable inputs require the use of significant management judgment. The key unobservable inputs used in the Bank’s internal models to value such difficult-to-value financial instruments include net asset value, volatility and correlation.

Consolidated Financial Statements

We identified the assessment of the measurement of fair value for difficult-to-value financial instruments as a key audit matter. Due to the significant measurement uncertainty associated with the fair value of difficult-to-value financial assets and financial liabilities, there was a high degree of subjectivity and judgment in evaluating the methodology used in developing the models. Subjective auditor judgment was also required to evaluate the models’ significant inputs and assumptions which were not directly observable in financial markets, such as net asset value, volatility and correlation.

The primary procedures we performed to address this key audit matter included the following. We tested certain internal controls over the Bank’s process to determine the fair value of its difficult-to-value financial instruments with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. These included controls related to: (1) development and ongoing validation of the models and methodologies; (2) review of significant unobservable model inputs and assumptions; (3) independent price verification; and (4) segregation of duties and access controls. We tested, with involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, the fair value of a sample of difficult-to-value financial instruments. Depending on the nature of the financial instruments, we did this by comparing the key unobservable inputs to external information or by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank.

(iii)	Assessment of Uncertain Tax Provisions

Refer to Notes 3 and 27 to the consolidated financial statements.

In determining the provision for income taxes, the Bank records its best estimate of the amount required to settle uncertain tax positions based on its assessment of relevant factors.

We identified the assessment of uncertain tax provisions as a key audit matter. There is a high degree of subjectivity and complex auditor judgment required in assessing the Bank’s interpretation of tax law and its estimate of the ultimate resolution of tax positions.

The primary procedures we performed to address this key audit matter included the following. We tested certain internal controls over the Bank’s income tax uncertainties process with the involvement of taxation professionals with specialized skills, industry knowledge and relevant experience. This included controls related to the (1) identification of tax uncertainties, including the interpretation of tax law and (2) determination of the best estimate of the provision required to settle these tax uncertainties. Since tax law is complex and often subject to interpretation, we involved tax professionals with specialized skills and knowledge, who assisted in: (1) evaluating the Bank’s interpretations of tax laws and the assessment of certain tax uncertainties, including, if applicable, the measurement thereof; (2) reading advice obtained by the Bank from external specialists; and (3) inspecting correspondence with taxation authorities.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions; and
•	the information, other than the consolidated financial statements and the auditors’ report thereon, included in a document entitled the 2019 Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis and the 2019 Annual Report filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities of the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

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identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

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obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control;

•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
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conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern;

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evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

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communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit;

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provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards;

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obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bank to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion; and

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determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditors’ report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

November 26, 2019